

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 20, 2023

Bin Zhai
Chief Executive Officer
CNFinance Holdings Ltd.
44/F, Tower G, No. 16 Zhujiang Dong Road
Tianhe District, Guangzhou City
Guangdong Province 510620
People's Republic of China

> **Re: CNFinance Holdings Ltd.**
> **Amendment No. 4 to Registration Statement on Form F-3**
> **Filed January 5, 2023**
> **File No. 333-259304**

Dear Bin Zhai:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 23, 2022 letter.

Amendment No. 4 to Registration Statement on Form F-3

Enforceability of Civil Liabilities, page 38

1. We note your response to our prior comment 1 and reissue in part. Please revise this section to disclose specifically that you have officers and directors in Hong Kong and that it would be difficult to impose liabilities on those individuals, or advise.

Bin Zhai
CNFinance Holdings Ltd.
January 20, 2023
Page 2

       Please contact John Stickel at (202) 551-3324 or Tonya K. Aldave at (202) 551-3601 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: James C. Lin, Esq.